Exhibit 99.106

DHX Media announces results of special meeting of shareholders

- All Resolutions Passed -

HALIFAX, Sept. 30, 2014 /CNW/ - DHX Media Ltd. ("DHX" or the "Company") (TSX: DHX), a key player internationally in the creation of content for families and children, announced today the voting results from its special meeting (the "Meeting") of the shareholders held September, 30, 2014. Shareholders voted in favour of all items of business before the meeting, which related primarily to instituting a new share structure to ensure adherence to the Canadian control requirements of the Broadcasting Act following the Company's closing of the Family Channel assets, as well as re-approval of the Company's existing options plan. Here follows a summary of the resolutions:

1)     Motion to adopt a special resolution to approve an amendment to the Articles of the Company in order to create three new classes of shares, the Variable Voting Shares, the Common Voting Shares and Non-Voting Shares:

Votes for	Percentage for
68,279,505	72.26%

With the adoption of the special resolution, the Company expects to file Articles of Amendment on October 6, 2014, at which time each outstanding Common Share which is not owned and controlled by a Canadian for the purposes of a direction made under the Broadcasting Act (Canada) (the "Broadcasting Act") will be converted into one Variable Voting Share; and each outstanding Common Share which is owned and controlled by a Canadian for the purposes of a direction made under the Broadcasting Act will be converted into one Common Voting Share. The conversion of the outstanding Common Shares will be reflected in Shareholder holdings after October 6, 2014. Conversions will be automatic and no action by shareholders is required, however shareholders may be contacted by their intermediary or the transfer agent to confirm status as a Canadian or a non-Canadian. The Variable Voting Shares and the Common Voting Shares have been conditionally approved for listing on the Toronto Stock Exchange, and are expected to commence trading under the symbols DHX.A and DHX.B, respectively, in October. All unissued Common Shares of the Company will be canceled. A new class of Non-Voting Shares that carry the same rights as the Common Voting Shares and Variable Voting Shares, other than with respect to voting rights, will be created. As of today, there are no Non-Voting Shares issued or outstanding and the Company does not currently intend to issue any Non-Voting Shares. Full details of the special resolution are set out in the Management Information Circular dated September 3, 2014 which is available on SEDAR at www.sedar.com.

2)     Motion to adopt an ordinary resolution to ratify By-law No. 2014-1 to confer on the Board of Directors the power and authority to implement and apply rules relating to restrictions on the issue, transfer, ownership, control and voting of Common Voting Shares and Variable Voting Shares:

Votes for	Percentage for
68,280,002	72.26%

By-law No. 2014-1 facilitates conversions between Common Voting Shares and Variable Voting Shares based on the status of the holder as a Canadian or non-Canadian. The Company believes that the reorganization of its share capital structure and the implementation of By-law No. 2014-1 will assist the Company in continuing to qualify as "Canadian" within the meaning of a direction made under the Broadcasting Act, while providing greater flexibility to allow investment by non-Canadians and increase the ability of the Company to access capital around the world to achieve its growth objectives and fund future capital needs.

3)     Motion to approve, ratify and confirm the unallocated options, rights and other entitlements under the Company's Stock Option Plan:

Votes for	Percentage for
67,035,781	70.95%

4)     Motion to approve, ratify and confirm (i) the grant of Options exercisable to acquire 5,310,000 Common Shares which were granted pursuant to the Stock Option Plan to certain employees, officers, directors and consultants of the Company and (ii) the exercise of a total of 365,000 of the Options so granted:

Votes for	Percentage for
66,984,800	70.89%

The Company is grateful for the support of its shareholders, and wishes to thank all of the attendees of the special meeting.

About DHX Media Ltd.

DHX Media Ltd. (www.dhxmedia.com), a leading broadcaster, creator, producer and marketer of family entertainment, is recognized globally for such brands as Yo Gabba Gabba!, Caillou, Teletubbies, In the Night Garden, Inspector Gadget, Johnny Test, and the multi-award winning Degrassi franchise. DHX Media Ltd. is the owner of Family Channel, the most-viewed children's television channel in Canada, as well as Disney Junior (English & French) and Disney XD. The Company markets and distributes its library of more than 10,000 episodes of entertainment programming worldwide, and licenses its owned properties through its dedicated consumer products business. DHX Media Ltd.'s full-service international licensing agency, Copyright Promotions Licensing Group Ltd. (CPLG), represents numerous entertainment, sport and design brands. DHX Media Ltd. has offices in Toronto, Los Angeles, Vancouver, Halifax, London, Paris, Barcelona, Milan, Munich and Amsterdam, and is listed on the Toronto Stock Exchange under the ticker DHX.

Disclaimer

This press release contains forward looking statements with respect to DHX including statements regarding the filing of Articles of Amendment and the listing of Common Voting Shares and the Variable Voting Shares on the Toronto Stock Exchange. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results may differ materially from those expressed or implied by such forward looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include risk factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under "Risk Factors" in the Company's Annual Information Form and annual Management Discussion and Analysis. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

SOURCE DHX Media Ltd.

%SEDAR: 00023380E

For further information:

Investor relations, please contact:

David A. Regan - EVP, Corporate Development & IR, DHX Media Ltd.

david.regan@dhxmedia.com

+1 902-423-0260

Media, please contact:

Shaun Smith - Director, Corporate Communications, DHX Media Ltd.

shaun.smith@dhxmedia.com

+1 416-977-6071

CO: DHX Media Ltd.

CNW 17:58e 30-SEP-14